FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release: Syngenta and Delta & Pine Land enter long-term technology agreement in cotton

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland
Telephone: Fax:	+41 61 323 23 23 +41 61 323 24 24
www.syngenta.com

Media Release

Syngenta and Delta & Pine Land enter long-term technology agreement in cotton

Basel, Switzerland, 24 August 2004

Syngenta and Delta and Pine Land (D&PL) of the USA announced today a long-term agreement to develop and commercialize novel biotechnology products for cotton.

Syngenta will grant licenses to D&PL for its insect resistance biotechnology traits in cotton. In return, Syngenta will receive payments for the licenses and a share of grower technology fees. The first product to be commercialized under the agreement is expected to be a novel insect control trait, VipCot™. This will be followed by stacked insect traits.

David Jones, Head of Business Development at Syngenta, commented: “This agreement with the market leader in cotton seeds will enable Syngenta to commercialize its portfolio of cotton traits. We are delighted that D&PL have, through this important commitment, recognized the quality of Syngenta’s science.”

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Delta and Pine Land Company is a leading commercial breeder, producer and marketer of cotton planting seed. Headquartered in Scott, Mississippi, USA, with multiple offices in eight US states and facilities in several countries, D&PL also breeds, produces and markets soybean planting seed in the USA. For more information, please refer to www.deltaandpine.com.

Media Enquiries:	Switzerland:	Markus Payer	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 347 8348

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta - 24 August 2004 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	August 24, 2004	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	Authorized Signatory

		By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Authorized Signatory